Exhibit 99.3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

MINISO Group Holding Limited

名創優品集團控股有限公司

(A company incorporated in the Cayman Islands with limited liability)

(Stock Code: 9896)

CONTINUING CONNECTED TRANSACTIONS

AND

TERMINATION OF EXISTING CONTINUING CONNECTED

TRANSACTIONS

1.	CONTINUING CONNECTED TRANSACTIONS

Reference is made to the Prospectus in relation to the fully-exempt continuing connected transactions of the Company pursuant to Chapter 14A of the Listing Rules. On June 27, 2022, MINISO Guangzhou (for itself and on behalf of other members of the Group) entered into a framework agreement (the “Procurement of Cosmetics and Beauty Products Framework Agreement”) with Wow Colour Beauty in relation to the procurement of cosmetics and beauty products by the Group, with effect from the Listing Date. Pursuant to the Procurement of Cosmetics and Beauty Products Framework Agreement, Wow Colour Beauty will supply certain cosmetics and beauty products to the Group in the ordinary and usual course of business. The Procurement of Cosmetics and Beauty Products Framework Agreement has a term of three years commencing on the Listing Date and ending on June 30, 2025 (both days inclusive).

On November 29, 2024, MINISO Guangzhou (for itself and on behalf of other members of the Group) has entered into a renewed Procurement of Cosmetics and Beauty Products Framework Agreement with Wow Colour Beauty for a term ending December 31, 2026 and the annual caps in respect of such agreement for each of the three years ending December 31, 2024, 2025 and 2026 have been adopted as set out below.

Reasons for and benefits of the transaction

It is beneficial for the Group to procure cosmetic and beauty products from Wow Colour Beauty to enhance the Group’s lifestyle product offerings and diversify its product mix, given that Wow Colour Beauty operates a leading retail chain of cosmetic and beauty products in the PRC, and the Group and Wow Colour Beauty have a long-standing business relationship. The Company believes that the Group can (i) leverage on the high-quality cosmetics and beauty products of Wow Colour Beauty, and (ii) enjoy economies of scale and sourcing cosmetics and beauty products at lower costs.

The Group is not bound and will not be bound to procure cosmetic and beauty products from Wow Colour Beauty. The Group also engages other independent third-party suppliers and will continue to engage other independent third-party suppliers if the terms and conditions for the services provided by independent third-party suppliers are more favorable to the Group.

The Directors (including the independent non-executive Directors) are of the view that the renewed Procurement of Cosmetics and Beauty Products Framework Agreement is entered into on normal commercial terms that are fair and reasonable, in the ordinary and usual course of business of the Company, and in the interests of the Company and the Shareholders as a whole.

Pricing policy

The price of the products shall be fair and reasonable and determined based on fair market rate of comparable cosmetics and beauty products. The Company will assess its business needs for such cosmetics and beauty products and take into account a number of factors, including but not limited to the procurement price of such cosmetics and beauty products charged by Wow Colour Beauty and that offered by independent third-party suppliers for products of similar nature, and ensure that the terms the Group obtained from Wow Colour Beauty shall be fair and reasonable and on normal commercial terms or better.

Historical transaction amounts

The historical transaction amounts of the relevant procurement by the Group from Wow Colour Beauty for each of the years ended December 31, 2021, 2022 and 2023 and the ten months ended October 31, 2024 were approximately RMB418,000, RMB631,000, RMB23,000 and RMB46,000, respectively.

Annual caps

The annual caps of the transaction amount in respect of the renewed Procurement of Cosmetics and Beauty Products Framework Agreement for each of the three years ending December 31, 2024, 2025 and 2026 are set out in the table below:

	For the fiscal year ending December 31,
	2024	2025	2026
	(RMB in million)
Annual caps in respect of the renewed Procurement of Cosmetics and Beauty Products Framework Agreement	20	50	50

Basis for the annual caps

The annual caps for the renewed Procurement of Cosmetics and Beauty Products Framework Agreement were determined with reference to:

(a)	the existing agreements and the amount of products and transaction volume for products sourced by the Group from Wow Colour Beauty;

(b)	the expected demand of the Group for the relevant cosmetics and beauty products based on its business needs, which would require the Group to procure a large amount of cosmetics and beauty products in the remainder of 2024; and

(c)	the anticipated growth of the cosmetics and beauty products for the coming year in 2025 in light of the strategic development of the Group, whereas the Group will continue to explore and establish other procurement channels for different types of cosmetics and beauty products. Therefore the level of transaction amounts for products sourced from Wow Colour Beauty is expected to remain stable from 2025 onwards.

The Directors (including the independent non-executive Directors) are of the view that the terms of and the annual caps in relation to the relevant transactions are on normal commercial terms and fair and reasonable and the entering into of the Procurement of Cosmetics and Beauty Products Framework Agreement is in the ordinary and usual course of business of the Group and in the interests of the Company and the Shareholders as a whole.

Listing Rules Implications

Mr. Ye is the chairman of the Board, an executive Director, the chief executive officer and a controlling shareholder of the Company and therefore a connected person of the Company under the Listing Rules.

As Mr. Ye indirectly holds approximately 78.4% equity interests in Wow Colour Beauty in aggregate, which includes approximately 1.6% equity interests held through his spouse, Wow Colour Beauty is an associate of Mr. Ye and therefore also a connected person of the Company under the Listing Rules. Accordingly, the transactions contemplated under the renewed Procurement of Cosmetics and Beauty Products Framework Agreement constitute continuing connected transactions of the Company under Chapter 14A of the Listing Rules. Mr. Ye is deemed or may be perceived to have a material interest in the renewed Procurement of Cosmetics and Beauty Products Framework Agreement, and as a result has abstained from voting on the relevant Board resolutions approving such agreement and the transactions contemplated thereunder. Save for Mr. Ye, none of the Directors had a material interest in the matters contemplated therein nor was any of them required to abstain from voting on the relevant Board resolutions.

As the highest applicable percentage ratio (as defined in the Listing Rules) in respect of the annual caps for the renewed Procurement of Cosmetics and Beauty Products Framework Agreement for each of the three years ending December 31, 2024, 2025 and 2026 exceeds the de minimis threshold of 0.1% pursuant to Rule 14A.76(1) of the Listing Rules, but is less than 5%. Accordingly, it should be subject to the reporting, announcement and annual review requirements, but exempt from independent Shareholders’ approval requirement pursuant to Rule 14A.76(2) of the Listing Rules.

INFORMATION ON THE PARTIES

The Group: The Company was incorporated in the Cayman Islands on January 7, 2020, as an exempted company with limited liability under the Companies Law of the Cayman Islands. The principal activity of the Company is investment holding. The principal businesses of the Group are the retail and wholesale of lifestyle and pop toy products across the PRC, other parts of Asia, America, Europe and certain other countries.

MINISO Guangzhou: MINISO Guangzhou is a limited liability company established under the laws of the PRC on October 18, 2017 and an indirect wholly-owned subsidiary of the Company. It is principally engaged in the wholesale and retail of lifestyle products in the PRC.

Wow Colour Beauty: Wow Colour Beauty is a limited liability company established under the laws of the PRC on November 5, 2019. It is ultimately controlled by Mr. Ye. It is principally engaged in the retail of cosmetic and beauty products in the PRC.

2.	TERMINATION OF EXISTING CONTINUING CONNECTED TRANSACTION

Reference is made to (i) the announcement of the Company dated September 15, 2023, relating to, among others, the IP Licensing, Sales and Distribution Framework Agreement (as defined therein) entered into between MINISO HK and MINISO Nigeria, which constitutes continuing connected transactions of the Company under Chapter 14A of the Listing Rules; and (ii) the announcement of the Company dated March 12, 2024, relating to, among others, the renewal of the IP Licensing, Sales and Distribution Framework Agreement by way of the Revised IP Licensing, Sales and Distribution Framework Agreement (as defined therein) entered into between MINISO Development HK and MINISO Nigeria. The Revised IP Licensing, Sales and Distribution Framework Agreement has a term commencing on March 12, 2024 and ending on December 31, 2026 (both days inclusive).

On November 29, 2024, MINISO Development HK entered into a termination agreement (the “Termination Agreement”) with MINISO Nigeria in relation to, among others, the early termination of the Revised IP Licensing, Sales and Distribution Framework Agreement with immediate effect. Upon such termination, all rights and obligations of the parties to the Revised IP Licensing, Sales and Distribution Framework Agreement shall cease and no party shall have any claim against each other in connection with the Revised IP Licensing, Sales and Distribution Framework Agreement.

Reasons for Early Termination of the Revised IP Licensing, Sales and Distribution Framework Agreement

Pursuant to the Revised IP Licensing, Sales and Distribution Framework Agreement, MINISO Development HK granted to MINISO Nigeria (i) exclusive licenses for the use of certain intellectual property rights in Nigeria owned by MINISO Development HK; and (ii) an exclusive right to establish MINISO stores in Nigeria as a distributor of the Group. In addition, under such agreement, MINISO Development HK sold and distributed to MINISO Nigeria the products under the brand of MINISO.

MINISO Nigeria has decided to cease their operation of MINISO stores in Nigeria due to operational reasons. On the other hand, the Group intends to enter into separate agreements with another retail distributor in Nigeria which is an Independent Third Party to continue to operate stores under the “MINISO” brand in Nigeria. Accordingly, MINISO Development HK and MINISO Nigeria have decided to enter into the Termination Agreement after arms’ length negotiation.

The Directors (including the independent non-executive Directors) are of the view that the terms and conditions of the Termination Agreement are on normal commercial terms, fair and reasonable and in the interests of the Company and the Shareholders as a whole. The Board considers that the termination of the Revised IP Licensing, Sales and Distribution Framework Agreement will not cause any material adverse impact on the business, operation or financial condition of the Group.

Board’s Approval

The Board has approved the entering into of the Termination Agreement and the transactions contemplated thereunder. Since MINISO Nigeria is controlled by YGF MC Limited which is wholly-owned by Mr. Ye, Mr. Ye has abstained from voting on the relevant resolutions of the Board to approve the entering into of the Termination Agreement. Save as disclosed above, none of other Directors was required to abstain from voting to approve the relevant Board resolutions.

Listing Rules Implications

Mr. Ye is the chairman of the Board, an executive Director, the chief executive officer and a controlling shareholder of the Company and therefore a connected person of the Company under the Listing Rules.

As MINISO Nigeria is controlled by YGF MC Limited which is wholly-owned by Mr. Ye, MINISO Nigeria is an associate of Mr. Ye and therefore also a connected person of the Company under the Listing Rules. Accordingly, the transactions contemplated under the Revised IP Licensing, Sales and Distribution Framework Agreement constitute continuing connected transactions of the Company under Chapter 14A of the Listing Rules and the Termination Agreement is subject to the announcement requirement under Rule 14A.35 of the Listing Rules.

INFORMATION ON THE PARTIES

MINISO Development HK: MINISO Development HK is a limited liability company incorporated in Hong Kong on February 26, 2020 and an indirect wholly-owned subsidiary of the Company. It is principally engaged in commodity trading and brand management.

MINISO Nigeria: MINISO Nigeria is a limited liability company established under the laws of Nigeria on May 3, 2017. It is controlled by YGF MC Limited which is wholly-owned by Mr. Ye. MINISO Nigeria is a distributor of the Company and is principally engaged in the distribution of lifestyle products to retail customers in Nigeria.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions shall have the following meanings:

“associate(s)”	has the meaning ascribed to it under the Listing Rules

“Board”	the board of Directors of the Company

“Company”, “we”, “us”, or “our”	MINISO Group Holding Limited (名創優品集團控股有限公司), a company with limited liability incorporated in the Cayman Islands on January 7, 2020

“connected person(s)”	has the meanings ascribed to it under the Listing Rules

“controlling shareholder(s)”	has the meanings ascribed to it under the Listing Rules

“Director(s)”	the director(s) of the Company

“Group”, “our Group”, “the Group”, “we”, “us”, or “our”	the Company and its subsidiaries from time to time, and where the context requires, in respect of the period prior to the Company becoming the holding company of its present subsidiaries, such subsidiaries as if they were subsidiaries of the Company at the relevant time

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Independent Third Party(ies)”	any entity or person who is not a connected person of our Company or an associate of such person within the meaning ascribed to it under the Listing Rules

“Listing Date”	July 13, 2022, the date on which the Shares were listed and on which dealings in the Shares are to be first permitted to take place on the Hong Kong Stock Exchange

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended, supplemented or otherwise modified from time to time

“MINISO Development HK”	MINISO Development Hong Kong Limited, a limited liability company incorporated in Hong Kong on February 26, 2020 and a subsidiary of the Company

“MINISO Guangzhou”	Miniso (Guangzhou) Co., Ltd. (名創優品(廣州)有限責任公司), a limited liability company established under the laws of the PRC on October 18, 2017 and a subsidiary of our Company

“MINISO HK”	Miniso Hong Kong Limited, a limited liability company established under the laws of Hong Kong on January 23, 2018 and a subsidiary of our Company

“MINISO Nigeria”	MINISO Lifestyle Nigeria Limited, a limited liability company established under the laws of Nigeria on May 3, 2017 and controlled by YGF MC Limited which is wholly-owned by Mr. Ye

“Mr. Ye”	Mr. Ye Guofu, an executive Director, chairman of the Board, the chief executive officer of the Company, the founder of the Group and a controlling shareholder of the Company

“PRC”	the People’s Republic of China, which for the purpose of this announcement, excludes Hong Kong, the Macao Special Administrative Region and Taiwan

“Prospectus”	the Company’s prospectus published on June 30, 2022 in connection to the listing of its Shares to be traded on the Hong Kong Stock Exchange and its offering of Shares for subscription by the public in Hong Kong

“RMB”	Renminbi, the lawful currency of the PRC

“Share(s)”	the ordinary shares of US$0.00001 each in the share capital of the Company

“Shareholder(s)”	holder(s) of our Share(s)

“subsidiaries”	has the meaning ascribed to it under the Listing Rules

“US$”	U.S. dollars, the lawful currency of the United States of America

“Wow Colour Beauty”	Wow Colour Beauty (Guangdong) Technology Limited (色界美妝(廣東)科技有限公司), a limited liability company established under the laws of the PRC on November 5, 2019 and ultimately controlled by Mr. Ye

“YGF MC Limited”	a limited liability company wholly-owned by Mr. Ye and a controlling shareholder of the Company

“%”	per cent

By Order of the Board
MINISO Group Holding Limited Mr. YE Guofu
Executive Director and Chairman

Hong Kong, November 29, 2024

As of the date of this announcement, the Board comprises Mr. YE Guofu as executive Director, Ms. XU Lili, Mr. ZHU Yonghua and Mr. WANG Yongping as independent non-executive Directors.